23

08002166

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jannock Properties

*CURRENT ADDRESS

PROCESSED

**FORMER NAME APR 3 0 2008

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 05062 FISCAL YEAR 12-31-07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/29/08

082-5062

12-31-07
AR/S

Jannock Properties Limited

Financial Statements
December 31, 2007 and 2006
(in thousands of Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
North American Centre
5700 Yonge Street, Suite 1900
North York, Ontario
Canada M2M 4K7
Telephone +1 416 218 1500
Facsimile +1 416 218 1499

April 4, 2008

Auditors' Report

To the Shareholders of
Jannock Properties Limited

We have audited the balance sheets of **Jannock Properties Limited** as at December 31, 2007 and 2006 and the statements of income and comprehensive income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Jannock Properties Limited

Balance Sheets

As at December 31, 2007 and 2006

(in thousands of Canadian dollars)

	2007 $	2006 $
Assets		
Cash and cash equivalents	5,825	3,010
Mortgages receivable (note 3)	-	3,670
Other assets	21	62
Future income taxes (note 5)	34	-
	5,880	6,742
Liabilities		
Accounts payable and accrued liabilities (note 7)	27	47
Income taxes payable	470	91
Future income taxes (note 5)	-	257
	497	395
Shareholders' Equity		
Capital stock (note 8)	23,115	24,896
Contributed surplus	6,868	6,868
Deficit	(24,600)	(25,417)
	5,383	6,347
	5,880	6,742

Jancor Companies, Inc. (note 4)

Contingencies and commitments (note 9)

Approved by the Board of Directors

(Signed) David P. Smith Director (Signed) Ian C. B. Currie Director

The accompanying notes are an integral part of these financial statements.

Jannock Properties Limited

Statements of Income and Comprehensive Income and Deficit
For the years ended December 31, 2007 and 2006

(in thousands of Canadian dollars, except per share amounts)

	2007 $	2006 $
Revenue		
Interest income	322	354
Cost of sales - recovery of prior years' cost of sale amounts (note 9)	178	875
Recovery on Jancor Companies, Inc. (note 4)	1,162	132
	1,662	1,361
Expenses		
General and administrative	309	336
Interest	10	-
Foreign exchange loss (gain)	54	(1)
	373	335
Income before income taxes	1,289	1,026
Income taxes (note 5)	472	224
Net income and comprehensive income for the year	817	802
Deficit - Beginning of year	(25,417)	(26,219)
Deficit - End of year	(24,600)	(25,417)
Basic and diluted income per share	0.02	0.02

The accompanying notes are an integral part of these financial statements.

Jannock Properties Limited
Statements of Cash Flows
For the years ended December 31, 2007 and 2006

(in thousands of Canadian dollars)

	2007 $	2006 $
Cash provided by (used in)		
Operating activities		
Cash receipts		
Recovery of prior years' cost of sale amounts	178	761
Collection of mortgages receivable	3,670	513
Interest received	360	355
Recovery on Jancor Companies, Inc.	1,162	132
Cash payments		
Income taxes paid	(382)	(1,177)
Interest payments	(10)	-
Expenditures on land development	(6)	(19)
Other payments	(376)	(336)
	4,596	229
Financing activities		
Redemption of capital stock	(1,781)	(1,781)
Increase (decrease) in cash and cash equivalents during the year	2,815	(1,552)
Cash and cash equivalents - Beginning of year	3,010	4,562
Cash and cash equivalents - End of year	5,825	3,010
Cash and cash equivalents are comprised of		
Cash	125	110
Short-term investments	5,700	2,900
	5,825	3,010

The accompanying notes are an integral part of these financial statements.

(in thousands of Canadian dollars, except per share amounts)

1 The Company

Jannock Properties Limited (the Company or Jannock Properties) was incorporated on December 14, 1999 for the purpose of acquiring certain real estate assets and liabilities and an investment from Jannock Limited, its former parent company. Under the terms of an asset transfer agreement dated March 10, 2000, the Company acquired substantially all of the assets and liabilities of Jannock Limited's real estate development division and its investment in Jancor Companies, Inc. (Jancor), in exchange for 35,631,938 common shares of the Company. Since the common shares of the Company were distributed to the shareholders of Jannock Limited, there was no change in the shareholders' interest in the net assets of the Company and, accordingly, these financial statements have been prepared using the predecessor cost basis of Jannock Limited.

The principal objective of the Company is an orderly disposition of the Company's assets.

2 Summary of significant accounting policies

Accounting changes

In January 2007, the Company adopted The Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 1506, Accounting Changes, which prescribes the criteria for changing accounting policies together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. This standard did not affect the Company's financial position or results of operations.

Financial instruments

The Company adopted CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, Section 3865, Hedges, Section 1530, Comprehensive Income, and Section 3861, Financial Instruments - Disclosure and Presentation, on January 1, 2007. The adoption of these new accounting standards did not result in any transitional adjustments.

- Financial assets and financial liabilities

  Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Financial assets purchased and sold, where the contract requires the asset to be delivered within an established time frame, are recognized on a trade-date basis. Under Section 3855, financial instruments are classified into one of five categories: held-for-trading financial assets, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Financial assets classified are held-for-trading are accounted for at fair value with the change in the fair value recognized in the statements of income and comprehensive income and deficit. Financial assets held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method of amortization. Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive earnings.

(in thousands of Canadian dollars, except per share amounts)

- Derivatives

  Derivatives, including embedded derivatives that meet separate recognition criteria, are carried at fair value and are reported as assets when they have a positive fair value and as liabilities when they have a negative fair value, unless the derivative is designated and qualifies for hedge accounting. Changes in fair value during the period are recorded in the statement of comprehensive income and deficit. As at December 31, 2007, the only derivative outstanding is the equity participation right in Jancor Companies, Inc. (note 4). Fair value of this equity participation right is $nil (January 1, 2007 - $nil).

Recent Canadian accounting pronouncements issued and not yet adopted

The new Section 1535, Capital Disclosures, requires that an entity disclose information that enables users of its financial statements to evaluate an entity's objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically January 1, 2008 for the Company. This standard is not expected to have a significant effect on the Company's financial statements.

The new Sections 3862 and 3863 replace CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standards apply to annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically January 1, 2008 for the Company. This standard is not expected to affect the Company's results or financial position.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased.

The Company invests in Canadian dollar bankers' acceptances and GICs with Schedule A banks. Management believes the Company is not subject to any undue credit risks with respect to its cash and cash equivalents.

Prior year development cost recovery

Recoveries of development costs and levies related to properties previously developed and sold by the Company are recognized when received.

Environmental expenditures

The Company had properties that must comply with environmental regulations and laws. Expenditures for current operations are expensed or capitalized, as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

(in thousands of Canadian dollars, except per share amounts)

Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method of tax allocation, future income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities. These income tax assets and liabilities are measured using the substantively enacted tax rates for the periods in which the income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Use of estimates

The preparation of these financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates that the Company is required to make relate to determining the estimated cost to complete land sales. Actual results could differ from those estimates.

Foreign currency translation

Foreign currency transactions are translated into Canadian dollars at the exchange rate in effect at the date of the transaction. At year-end, monetary items denominated in foreign currencies are adjusted to reflect the exchange rate in effect at that date, with the resulting gains or losses included in the statements of income and deficit.

Income per share

Basic and diluted income per share has been calculated using the weighted average number of Class B common shares outstanding during the year ended December 31, 2007 of 35,631,932 (2006 - 35,631,932 Class B common shares).

3 Mortgages receivable

Mortgages receivable were due from two different parties, were collateralized by land, and comprised the following:

	2007 $	2006 $
Bearing interest at 6% and due November 10, 2007	-	1,190
Bearing interest at 6% and due April 2, 2007	-	2,480
	-	3,670

Both mortgages were repaid and discharged during the year.

(in thousands of Canadian dollars, except per share amounts)

4 Jancor Companies, Inc.

In 2001, Jannock Properties sold all of its equity interest in Jancor, a U.S. manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. Jannock Properties does not have any carrying value on its balance sheets as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary. Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- debt participation right - a participation in any receipts of principal and interest by Jancor's subordinated lender (an affiliate of Jancor's majority owner) after they reach a threshold level equal to the principal amount of US$16,717. Jannock Properties is to receive 100% of all receipts between US$16,717 and US$22,289 and 25% of amounts over US$22,289. This arrangement is to restore Jannock Properties to a 25% participation in any such receipts; and

- equity participation right - 25% of any net proceeds, after repayment of senior debt, if and when the equity holders sell their interest in Jancor.

In April 2007, Jannock Properties received proceeds of US$1,003 (CAN$1,162) under the terms of the agreement on its debt participation right. No further proceeds were received in 2007 as Jancor obtained deferrals on the payments of principal and interest that were to be made later in the year on its subordinated debt. Repayment of principal on the subordinated debt has been extended until September 2011 and interest payments currently have been deferred until September 2008. In 2006, Jannock Properties received proceeds of US$118 (CAN$132) after receipts by Jancor's subordinated lender first exceeded the threshold level during that year.

Given the uncertainty of the timing of the resumption of these debt repayments, it is not possible to predict when or if the deferred interest and principal payments will be made by Jancor. Revenue from Jancor will be recognized when received.

Jannock Properties has not been able to determine how much of these payments, if any, would be taxable and has consequently made full tax provisions against the amounts received to date. An objection with respect to the treatment of the proceeds received in 2006 has been filed with the Federal and Ontario tax authorities and is still pending.

5 Income taxes

The Company's income tax provision is as follows:

	2007 $	2006 $
Current	762	321
Future	(290)	(97)
	472	224

(in thousands of Canadian dollars, except per share amounts)

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense:

	2007 $	2006 $
Income before income taxes	1,289	1,026
Provision for income taxes at a combined basic rate of 36.12% (2006 - 36.12%)	466	371
Temporary differences	3	(147)
Permanent differences	3	-
Income tax provision	472	224
Future income tax assets (liabilities)		
Tax values of land and mortgages receivable higher than carrying amounts	-	(295)
Other temporary differences - net	34	38
Loss relating to Jancor	5,560	6,327
Valuation allowance	(5,560)	(6,327)
Net future income tax assets (liabilities)	34	(257)

6 Bank loan

The Company has an unsecured operating line available of $25, of which $nil has been utilized at the year-end.

7 Accounts payable and accrued liabilities

	2007 $	2006 $
Costs to complete land sold	4	10
Trade payables and accruals	23	37
	27	47

8 Capital stock

On May 9, 2002, the Company's capital was reorganized through amendment of the articles of the Company. Pursuant to the special resolution authorizing the reorganization of the capital of the Company, the authorized capital stock of the Company includes an unlimited number of Class A special shares and an unlimited number of Class B common shares. Under the reorganization, each shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable.

(in thousands of Canadian dollars, except per share amounts)

In the periods prior to December 31, 2005, the Company had redeemed 100 of the 175 Class A special shares associated with each Class B common share. At December 31, 2005, there were 75 Class A special shares associated with each Class B common share outstanding.

During 2006, the Company redeemed five of the 75 Class A special shares aggregating 178,159,660 Class A special shares at a cost of $1,781. At December 31, 2006, there were 70 Class A special shares associated with each Class B common share outstanding.

During 2007, the Company redeemed five of the 70 Class A special shares aggregating 178,159,660 Class A special shares at a cost of $1,781. At December 31, 2007, there are 65 Class A special shares associated with each Class B common share outstanding.

The Class A special shares are transferable with, and only with, the associated Class B common shares and trade as one unit. Accordingly, the Company's basic income per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

The following summarizes the changes in capital stock during the years ended December 31, 2007 and 2006:

	Number of shares		
	Class B common	Class A special	Amount $
Issued and outstanding - December 31, 2005	35,631,932	2,672,394,900	26,677
Redemption of Class A special shares	-	(178,159,660)	(1,781)
Issued and outstanding - December 31, 2006	35,631,932	2,494,235,240	24,896
Redemption of Class A special shares	-	(178,159,660)	(1,781)
Issued and outstanding - December 31, 2007	35,631,932	2,316,075,580	23,115

9 Contingencies and commitments

Under the asset transfer agreement dated March 10, 2000 between the Company and Jannock Limited (note 1), the Company is required to provide security in the amount of $300 to cover any potential environmental liabilities for the Milton site that may arise for three years after the sale of this site. This security amount expires in March 2008, which is the third anniversary date after the sale of the site. A security amount of $1,200 to cover any potential environmental liabilities for the Britannia site expired in September 2007. The Company is not aware of any liabilities for environmental issues at this site and, accordingly, no amount has been accrued in these financial statements.

The Company estimates there are approximately $281 (2006 - $459) of potential recoveries relating to development costs that are contingent upon the actions of other developers. The ultimate amounts and timing of collection of these amounts are uncertain. These recoveries will be recognized as income if and when received. During the year, the Company recovered $178 (2006 - $875) relating to these development costs.

(in thousands of Canadian dollars, except per share amounts)

10 Related party transactions

In 2007, the former President was paid $1 (2006 - $8) for consulting services provided to the Company.

The Company pays a share of rent and expenses to the former President as a subtenant in office space that it shares with him and a third party.

In 2006, the former President of the Company discharged an outstanding mortgage receivable of $513 relating to a property that he acquired in 2005, which had been previously sold by the Company to an unrelated party.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the respective parties.

11 Comparative figures

Certain of the comparative figures have been reclassified to conform with the current year's financial statement presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

April 4, 2008

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the accompanying financial statements for the year ended December 31, 2007, which are prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

Under the terms of an asset transfer agreement dated March 10, 2000, Jannock Properties Limited (Jannock Properties or the Corporation) acquired the assets and liabilities of Jannock Limited's real estate development division and its investment in the shares of Jancor Companies, Inc., a vinyl products company located in the United States.

Ownership of the Corporation was transferred to the then shareholders of Jannock Limited as part of the arrangement under which Jannock Limited was acquired on the same date. Since there was no change in the shareholders' interests in the net assets of the Corporation, the financial statements have been prepared using the predecessor cost basis of Jannock Limited.

The principal objective of the Corporation is an orderly disposition of its assets.

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Corporation's Audit Committee and Board of Directors provide an oversight role with respect to all public financial disclosures by the Corporation, and have reviewed and approved this MD&A and the accompanying financial statements.

As of the financial year ended December 31, 2007, the Chief Executive Officer and Chief Financial Officer of the Corporation have evaluated the effectiveness of the Corporation's disclosure controls and procedures. Based on that evaluation they have concluded that the Corporation has effective disclosure controls and procedures.

There were no changes in the internal controls over financial reporting in the fourth quarter of 2007 that would materially affect, or are reasonably likely to materially affect the internal control over financial reporting.

RESULTS OF OPERATIONS

(in thousands of Canadian dollars, except per share amounts)

	2007	2006	2005
Gross profits from land sales or recovery of prior years cost of sales amounts	$ **178**	$ 875	$ 2,134
Net income	**817**	802	1,394
Basic and diluted income per share	$ **0.02**	$ 0.02	$ 0.04
Total assets	**5,880**	6,742	8,813
Net cash provided by operating activities	**4,596**	229	8,003

<u>Real Estate</u>

There were no land sales in either 2007 or 2006 as all of the remaining properties were sold in 2005.

In 2007, the Corporation received $178,000 as a recovery of levy credits relating to a property that had previously been sold. This compares with recoveries of $875,000 in 2006 which included compensation from a municipality for an over-dedication of parkland of $484,000, a recovery of levy credits of $241,000, a reduction in previous development cost estimates of $114,000 and a property tax recovery of $36,000. These amounts have been treated as a recovery of prior years cost of sales.

<u>Jancor Companies, Inc. (Jancor)</u>

In 2007, Jannock Properties received $1,162,000 (US$1,003,000) relating to proceeds received by Jancor's subordinated lender. ($132,000 in 2006) - see "Jancor Companies, Inc".

Interest income
Interest earned during 2007 on outstanding mortgage receivables and cash surpluses was $322,000 ($354,000 in 2006).

General and administrative expenses
In 2007, general and administrative expenses were $309,000, compared with $336,000 for the same period in 2006. Included in these costs in 2007 was $27,000 for an objection that has been filed relating to the income tax treatment of the proceeds that were received from Jancor in 2006 - see "Jancor Companies, Inc".
In 2007, the Corporation incurred costs of $54,000 for foreign exchange losses resulting from a delay in converting the Jancor US debt participation proceeds to Canadian funds.

Income taxes
Income tax provisions in 2007 of $472,000 (2006 – $224,000) were 36.6% (2006 – 21.8%) of income before taxes.

Net income
Net income for 2007 was $817,000 ($0.02 per share) compared with $802,000 ($0.02 per share) for the same period in 2006.

JANCOR COMPANIES, INC. (JANCOR)
In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.
Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- debt participation right –a participation in any receipts of principal and interest by Jancor's subordinated lender (an affiliate of Jancor's majority owner) after they reach a threshold level equal to the principal amount of the subordinated debt of US$16,717,000. Jannock Properties is to receive 100% of all receipts between US$16,717,000 and US$22,289,000 and 25% of amounts over US$22,289,000. This arrangement is to restore Jannock Properties to a 25% participation in any such receipts; and
- equity participation right - 25% of any net proceeds to the owners, after repayment of senior debt, if and when the equity holders sell their interest in Jancor.

In April 2007, Jannock Properties received proceeds of US$1,003,000 (Cdn$1,162,000) under the terms of the agreement on its debt participation right. No further proceeds were received in 2007 as Jancor obtained deferrals on the payments of principal and interest that were to be made later in the year on its subordinated debt. Repayment of principal on the subordinated debt has been extended until September 2011 and interest payments currently have been deferred until September 2008. In 2006, Jannock Properties received proceeds of US$118,000 (Cdn$132,000) after receipts by Jancor's subordinated lender first exceeded the threshold level during that year.
As a result of the continuing weakness in the US residential construction markets, it is not possible to predict either the timing or the amount of proceeds that Jannock Properties may receive from its participation rights in the future.
Preliminary indications are that earnings before interest, taxes, depreciation and amortization (EBITDA*) at Jancor for 2007 will be a little better than the level achieved in 2006.
Jannock Properties has not been able to determine how much of the proceeds that it has received to date would be taxable and has consequently made full tax provisions against the amounts received. An objection to the treatment of the proceeds received in 2006 has been filed with the Federal and Ontario tax authorities and is still pending.
* *Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an*

alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.

CASH FLOWS

Cash provided by operating activities in 2007 amounted to $4,596,000 compared to $229,000 in 2006.

- Cash receipts in 2007 were $5,370,000 and included the collection of mortgages receivable of $3,670,000, recovery of levy credits of $178,000, interest received on mortgages receivable and cash surpluses of $360,000 and proceeds from Jancor's subordinated lender of $1,162,000. In 2006 cash receipts were $1,761,000 and included the collection of a mortgage receivable of $513,000, parkland compensation of $484,000, recovery of levy credits of $241,000 and recovery of property taxes and other of $36,000, interest received on mortgages receivable and cash surpluses of $355,000 and proceeds from Jancor's subordinated lender of $132,000.
- Cash payments in 2007 were $774,000 and included income tax payments on 2006 and 2007 income of $382,000, interest payments of $10,000 and administrative expenditures of $376,000. In 2006, cash payments were $1,532,000 and included income tax payments on 2006 and 2007 income of $1,177,000 and administrative expenditures of $336,000.

There were no cash flows for investing activities in either 2007 or 2006.

In 2007, cash used for financing activities consisted of a distribution to shareholders of $1,781,000 ($0.05 per Class B common share) through the redemption of 178,159,660 Class A special shares. In 2006 cash outflows for financing activities consisted of a distribution to shareholders of $1,781,000 ($0.05 per Class B common shares).

FINANCIAL POSITION

Total assets at December 31, 2007 were $5,880,000 compared with $6,742,000 at December 31, 2006.

- Cash and cash equivalents increased by $2,815,000 due to operating cash flows of $4,596,000 less a distribution to shareholders of $1,781,000.
- Mortgages receivable that are held by the Corporation on previous property sales declined by $3,670,000 due to the full discharge of all outstanding amounts.

Liabilities at December 31, 2007 were $497,000 compared with $395,000 at December 31, 2006.

- Income taxes payable increased by $379,000 primarily due to income taxes on 2007 earnings which were paid in January 2008.
- Future income tax liabilities declined by $257,000 due to a reduction in reserves resulting from the receipt of proceeds on an outstanding mortgages receivable.

QUARTERLY DATA

(in thousands of Canadian dollars, except per share amounts)

			2007		
		Q1	Q2	Q3	Q4
Net income/(loss)		**6**	**817**	**(13)**	**7**
Basic income per share	$	**0.00**	$ **0.02**	$ **(0.00)**	$ **0.00**
Net cash provided/used by operating activities		**(154)**	**2,789**	**(105)**	**2,066**

			2006		
		Q1	Q2	Q3	Q4
Net income/(loss)		8	(12)	319	487
Basic income per share	$	-	$ (0.00)	$ 0.01	$ 0.01
Net cash provided/(used) by operating activities		(496)	56	283	386

LIQUIDITY AND CAPITAL RESOURCES

With the collection of the remaining mortgages receivable in 2007, the Corporation's remaining assets relate to its interests in the Jancor rights. In addition it has a significant interest in the resolution of the uncertainty regarding the income tax treatment of the proceeds that it has received under the Jancor rights.

At December 31, 2007, Jannock Properties was holding cash and cash investments of $5,825,000. Investments are held in either bankers acceptances or term deposits with major Canadian banks in order to minimize any credit risk.

In 2006 all outstanding letters of credit were cancelled and the Corporation determined that it would cover any future development obligations, claims and environmental guarantees at its various sites by maintaining cash balances. As a result the Corporation no longer maintains a significant credit facility.

Jannock Properties believes that it has adequate cash reserves to finance the Corporation's operations.

DISTRIBUTIONS

Distributions to shareholders through the redemption of Class A special shares amounted to $1,781,000, equivalent to five cents per Class B common share, in 2007 and $1,781,000 equivalent to five cents per Class B common share, in 2006.

The Corporation does not currently intend to make any further distributions until it has obtained a better assessment of the likelihood of receiving further proceeds from the subordinated lender to Jancor. It is not possible to predict when that will occur.

CAPITAL REORGANIZATION

On May 9, 2002, the Corporation's capital was reorganized by a Special Resolution of the shareholders amending the articles of the Corporation. Under the reorganization, each common shareholder received 175 Class A special shares and one Class B common share in exchange for a common share. The Class A special shares are redeemable on a pro rata basis for $0.01 per share, are non-voting and are not entitled to dividends. The Class B common shares are voting and are not redeemable. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit.

Accordingly, the Corporation's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

Since May 9, 2002, the Corporation has made the following share redemptions:

Year	Class A special shares redeemed per Unit	Total Number of Class A special shares redeemed	Redemption Cost
2007	5	178,159,660	$1,781,000
2006	5	178,159,660	$1,781,000
2005	15	534,478,980	$5,345,000
2004	60	2,137,915,920	$21,379,000
2003	10	356,319,320	$3,563,000
2002	15	534,478,980	$5,345,000

The redemption costs have been charged against share capital. There are currently 65 Class A special shares associated with each Class B common share after these redemptions.

CONTINGENCIES

Security for $300,000 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Milton quarry in March 2005. This security amount expires in March 2008. Security in the amount of $1,200,000 which was required for the sale of the Britannia site in September 2004 expired in September 2007. The Corporation is not aware of any liabilities for environmental issues at these sites.

POTENTIAL RECOVERIES

In 2007, the Corporation received an amount of $178,000 that had previously been identified as potential recoveries of development charges that were contingent upon actions of other developers (in 2006 amounts of $484,000 and $241,000 were received). A further $281,000 is potentially recoverable although the ultimate amount realized and the timing of recovery is uncertain and could differ from current estimates.

OUTLOOK

In addition to its cash balances, the Corporation may receive additional proceeds from Jancor Companies, Inc. - see discussion in "Jancor Companies, Inc." and "Risks and Uncertainties".

Expenses are expected to lower in 2008 than in 2007 as the Corporation does not expect to repeat the foreign exchange losses that were incurred in 2007. However the Corporation's appeal of the income tax treatment on proceeds from Jancor may result in additional expenditures if the initial ruling by the Canada Revenue Agency is unfavourable.

RISKS AND UNCERTAINTIES

Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners. See discussion in Jancor Companies, Inc. section.

As a former owner and manager of real property, some of which has been used for commercial and industrial operations, the Corporation is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. Jannock Properties has had previous experience in the management of environmental issues and has been successful in the remediation of its McFarren and Cooksville sites. At this time, the Corporation is not aware of any environmental issues that would have a material effect on the financial position of the Corporation.

RELATED PARTY TRANSACTIONS

In 2007 the former President was paid $1,000 for consulting services provided to the Corporation ($8,000 in 2006).

The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

In 2006, the former President of the Corporation discharged an outstanding mortgage receivable of $513,000 relating to a property that he acquired in 2005 which had been previously sold by the Corporation to an unrelated party.

ACCOUNTING POLICY CHANGES

In 2007, the Corporation has adopted Section 1506 of the CICA Handbook Accounting Changes, which prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. Adoption of this standard did not affect the Corporation's financial position or results of operations.

The Corporation adopted CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861, Financial Instruments Disclosure and Presentation, on January 1,2007. The adoption of these new accounting standards did not result in any transitional adjustments.

- Financial assets and financial liabilities

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition. Financial assets purchased and sold, where the contract requires the asset to be delivered within an established time frame, are recognized on a trade-date basis. Under Section 3855, financial instruments are classified into one of five categories: held-far-trading financial assets, held-to-maturity investments, loans and receivables, available-far-sale financial assets, or other financial liabilities. Financial assets classified are held for trading are accounted for at fair value with the change in the fair value recognized in the statement of income and deficit. Financial assets held to maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method of amortization. Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive earnings.

- Derivatives

Derivatives, including embedded derivatives that meet separate recognition criteria, are carried at fair value and are reported as assets when they have a positive fair value and as liabilities when they have a negative fair value, unless the derivative is designated and qualifies for hedge accounting. Changes in fair value during the period are recorded in the statement of income and deficit. As at December 31, 2007, the only derivative outstanding is the equity participation right in Jancor Company, Inc. (note 4). Fair value of this equity participation right is $nil (January 1, 2007 - $nil).

The Corporation has also evaluated the impact of recent Canadian accounting pronouncements issued and not yet adopted under Section 1535, Capital Disclosures, and Section 3031, Inventories, and determined that neither standard will have any significant effect on the Corporation's financial statements.

ADDITIONAL INFORMATION RELATING TO THE CORPORATION

At December 31, 2007, there were no off-balance sheet transactions.

Form 52-109F1 - Certification of Annual Filings

I, Ian C.B. Currie, President of Jannock Properties Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Jannock Properties Limited (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 4, 2008

Ian C.B. Currie
President

Form 52-109F1 - Certification of Annual Filings

I, Brian Jamieson, Chief Financial Officer of Jannock Properties Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Jannock Properties Limited (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 4, 2008

Brian Jamieson
Chief Financial Officer

RECEIVED
2008 APR 23 P 2:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR YEAR ENDED	DATE OF THE REPORT
Jannock Properties Limited	December 31, 2007	April 4, 2008

ISSUER ADDRESS
2500 Meadowpine Blvd, Unit 7

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Mississauga, Ontario, L5N 6C4	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR	PRINT FULL NAME	DATE SIGNED
[signature]	Mr. Ian Currie	April 4, 2008

CHIEF FINANCIAL OFFICER AND SECRETARY	PRINT FULL NAME	DATE SIGNED
[signature]	Mr. Brian Jamieson	April 4, 2008

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the twelve months ended December 31, 2007 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Annual Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses and deferred costs*

The following is a breakdown of amounts presented in the annual financial statements for material expenses and material deferred costs for the twelve month period ended December 31, 2007:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures/(recoveries) on property development	$ 0
	Land costs	$ 0
	Development costs	$ (178,000)
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$ 75,000
	Directors fees	$ 54,000
	Professional fees	$ 170,000
	Office administration	$ 10,000

2. *Related party transactions*

In 2007 the former President was paid $1,000 for consulting services provided to the Corporation ($8,000 in 2006).

The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

In 2006, the former President of the Corporation discharged an outstanding mortgage receivable of $513,000 relating to a property that he acquired in 2005 which had been previously sold by the Corporation to an unrelated party.

3. *Summary of securities issued and options granted during the period*

a) Summary of securities issued during the twelve month period ended December 31, 2007:

Nil.

b) Summary of options granted during the twelve month period ended December 31, 2007:

Nil.

4. Summary of securities as at the end of the reporting period

As at December 31, 2007:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 2,316,075,580 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. Directors and officers

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C.B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the twelve months ended December 31, 2007 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Annual MD&A".

END